MONTHLY REPORT - MARCH, 2004
                              Global Macro Trust
                The net asset value of a unit as of March 31, 2004
                was $1,038.53, down  1.7% from $ 1,056.98 per unit
                           as of February 29, 2004.
                                        Managing         Unit
                                         Owner         Holders          Total
Net Asset Value (263,274.668      $   3,281,815     274,993,335     278,275,150
   units) at February 29, 2004
Addition of 30,980.854 units on               0      32,746,187      32,746,187
   March 1, 2004
Redemption of 2,371.066 units on             (0)     (2,462,423)     (2,462,423)
   March 31, 2004
Net Income (Loss) - March, 2004         (39,773)     (5,312,611)     (5,352,384)
                                    -----------  --------------  --------------
Net Asset Value at March 31, 2004 $   3,242,042     299,964,488     303,206,530
                                    ===========  ==============  ==============
Net Asset Value per Unit at March
31, 2004 (291,957.874 units
inclusive of 73.418 additional
units.)                                         $      1,038.53


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 8,162,046      16,064,378

      Change in unrealized gain (loss) on open      (11,993,332)     (4,327,471)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (15,871)        (61,996)


   Interest income                                      266,787         674,498

   Foreign exchange gain (loss) on margin                83,249          73,804
      deposits

Total: Income                                        (3,497,121)     12,423,213

Expenses:
   Brokerage commissions                              1,717,545       4,684,832

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               137,718         359,237


Total: Expenses                                       1,855,263       5,044,069

Net Income (Loss) - March, 2004                     $(5,352,384)      7,379,144


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


					April 12, 2004



Dear Investor:

Global Macro Trust ("GMT") was down 1.75% for March. Year-to-date the Fund is up 2.97%.

In March, profits from interest rate, stock index, metal and agricultural commodity futures trading were outweighed by a loss from currency trading and a small loss from energy trading.

In the interest rate portfolio sector, U.S. rates declined on weaker than expected employment growth and European rates declined on slackening economic growth and the possibility of a European Central Bank rate cut. Long positions in U.S. Treasury 5 and 10-year notes and 30-year bonds, German 5-year notes and 10-year bonds, and short-term eurodollar deposits were profitable. In Japan, on the other hand, long-term rates rose sharply toward the end of March, and losses on a long position in 10-year Japanese government bonds (JGBs) outweighed gains on a subsequent short position.

The U.S. dollar rally faltered in March and losses were sustained on short positions in the yen, Swiss franc, Czech koruna, Norwegian krone and Singapore dollar and on whipsaw conditions in the euro. In other trading versus the dollar, profits on long positions in the Korean won and South African rand narrowly outweighed losses on long positions in the Mexican peso and New Zealand and Australian dollars. In non-dollar cross rate trading, long positions in the euro and Canadian dollar versus the yen, and long positions in the British pound and Norwegian krone versus the euro were unprofitable.

In stock index futures trading, long positions in the Japanese Topix and Nikkei, the S&P 500 and a short position in the German DAX were profitable. A short position in the NASDAQ 100 was unprofitable as were whipsaw conditions in the Hong Kong Hang Seng.

Commodity trading continued to be profitable in March. In energy, profits on long positions in natural gas, London gas oil and crude oil were narrowly outweighed by losses on long positions in unleaded gasoline and heating oil, but long metal positions in gold and copper and a long corn position and short cotton position in the agricultural sector were profitable.

                                Very truly yours,

                                Millburn Ridgefield Corporation
                                 Harvey Beker, co-Chairman
                                 George E. Crapple, co-Chairman